ZEWAR JEWELLERY, INC.
                      Sunshine Building, Adade Faria Road,
                            Margao, Goa, India 403601
                         Telephone: (011) 91992-381-7403
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                                February 5, 2013

VIA ELECTRONIC DELIVERY
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re: Zewar Jewellery, Inc.
    Registration Statement on Form S-1
    Filed January 18, 2013
    File Number 333-185278

Dear Ms. Ransom:

     This letter is in response to your comment letter dated February 1, 2013 to me as President of Zewar Jewellery, Inc. (the "Company"), regarding the Company's Registration Statement on Form S-1 filed January 18, 2013. We have today filed electronically on EDGAR a marked copy of the Company's Registration Statement on Form S-1/A (the "Registration Statement") along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

GENERAL

COMMENT 1

As previously requested, please provide a written statement from the company acknowledging that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that such statement must be on company letterhead and must be signed on behalf of the company by a duly authorized officer or director of the company. Counsel cannot provide this statement on the company's behalf.

RESPONSE:

The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS COVER PAGE

COMMENT 2

We note your response to comment 6 in our letter dated December 21, 2012.

As previously requested, please revise your disclosure to clarify that you do not reserve the right to extend the offering beyond the 180-day offering period.

RESPONSE:

We have revised our disclosure on the Prospectus Cover Page to clarify that we do not reserve the right to extend the offering beyond the 180-day offering period.

RISK FACTORS, PAGE 5

COMMENT 3

We note your response to comment 2 in our letter dated December 21, 2012, as well as your revised disclosure. Please further revise your prospectus to add a risk factor addressing the risks associated with your status as a shell company, such as, for example, the potential reduced liquidity or illiquidity of your securities.

RESPONSE:

We have added a risk factor addressing the risks associated with our status as a shell company.

COMMENT 4

We note your response to prior comment 10 and your expanded risk factor disclosure however we are not able to identify similar revised disclosure in the JOBS Act section beginning on page 27. Please explain or revise.

RESPONSE:

We have revised the JOBS Act section to revise the disclosure consistent with the expanded risk factor disclosure.

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
DILUTION, PAGE 17

COMMENT 5

We note your disclosure and presentation within the dilution table that the net tangible book value of the shares held by your existing shareholder will be "increased" by $0.00146 per share. We cannot recalculate the increase in net tangible book value and it appears your calculation is based on the original share price paid by the existing shareholder of $0.005 per share and even so it should have been a decrease in net tangible book value. Please also note that any increase or decrease should be based solely on before and after offering net intangible book values for existing shareholders calculations. As such, please revise.

RESPONSE:

The Prospectus has been revised to accurately reflect a decrease (rather than an increase).

DESCRIPTION OF BUSINESS, PAGE 22

COMMENT 6

We note you response to comment 16 of our letter dated December 21, 2012. With a view to clarifying your disclosure, please provide the source (e.g., name of newspaper, website or article) that the removed hyperlinks referenced.

RESPONSE:

We have provided the sources for the information cited.

BASIC AND DILUTED LOSS PER SHARE, PAGE F-8

COMMENT 7

We note your response to prior comment 34 asserting the calculation of weighted average shares outstanding was based on the fact that shares were "subscribed" for on October 26, 2012. However, we note disclosure throughout the document that the shares were issued on September 26, 2012. Please explain the difference between the "subscribed" date of October 26, 2012 and the issue date of September 26, 2012 or revise your weighted average shares calculation.

RESPONSE:

A subscription agreement was received on September 26, 2012 concurrent with the incorporation of the Company. Payment was not made at that time, however, because the Company had not yet opened a bank account. Payment for the subscription was received by the Company on October 26, 2012, at which point the shares were outstanding.

We have used the payment date (October 26, 2012) rather than the date of the subscription agreement (September 26, 2012) to calculate dilution. We have made changes in the Prospectus to clarify that we are using the payment date (October 26, 2012) as the subscription date to provide more accurate disclosure.

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
We believe that our responses and revisions address the comments raised in your letter. However, please let us know if you have further comments.

                                Very truly yours,


                                /s/ Mohsin Mulla
                                ------------------------------
                                Mohsin Mulla
                                President


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